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MONTAGE - FOOTAGE MORE OR LESS SHOULD MATCH THE NARRATION

NARRATOR (V.O.)

In 1965 the amount of time a person spent on housework was 60 hours a week. By the 1990s, it dropped to 20 hours, thanks to the advent of washing machines, electric stoves, refrigerators, and other household appliances.

One major area of domestic life largely unchanged in the past 15 to 20 years is home-cooking.

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The average person dedicates over an hour and a half per day on meal preparation and cleanup, not including meal planning and grocery shopping. The alternative, eating out, is expensive and ordering take-out can be unhealthy.
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We are Mealthy, disrupting the kitchen space with our dedication to making healthy cooking easy. Imagine buying your favorite kitchen appliance, like Mealthy's best-selling multi-functional pressure cooker, air fryer, or blender. Then, imagine using Mealthy's top-rated app to find healthy and delicious recipes or, select your recipes, create your grocery list, and from there place your food order from one of Mealthy's partners, Instacart or Amazon Fresh with a click of a button. It doesn't get any easier than that!

Our Mealthy Facebook community is where recipes, tips, and tricks are shared to support you in taking your cooking to the next level. Now you're ready to prepare healthy and delicious meals in under 30 minutes. Mealthy focuses on quality and functionality while maintaining sleek and beautiful design. The result: a stylish, dependable machine that customers are proud to display on their kitchen countertops. Want proof? We're the highest rated pressure multi cooker on amazon with over 1000 reviews and an average 4.7 star rating.

We believe that what distinguishes just a good company from a great company is a stellar customer experience. Direct, engaged communication with customers is not only good-business, it builds a strong brand and customer happiness. Mealthy offers exceptional service across all platforms. Check out our raving Facebook members! Every member of our leadership team, including Bernardo, our CEO, interact with customers daily in our Facebook Community.

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Mealthy has developed 2000+ recipes and videos to help home cooks answer the the question, "what should I cook?" . These recipes live on our best-in-class digital platforms. Currently, our mobile app averages over 500 downloads a day, offering healthy and delicious recipes created specifically for our appliances.

In just 1 year, our website gets over 100,000 visitors a month from 100% organic traffic, and the numbers keep growing. We take a long-term approach to customer acquisition and focus on creating the best content as well as optimizing SEO. We are really proud of that!

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The implementation of all these ideas make Mealthy one of the fastest growing small appliance companies in the kitchen and housewares space. In just over a year (and without any outside investment), we are the #2 multi-functional electric pressure cooker brand on Amazon. We are expanding globally to Amazon UK, Amazon Mexico, and Amazon India and working with strong partners to sell Mealthy into retailers.

What's next? Our rapid growth will accelerate exponentially with the launch of six new products slated for release in the first half of 2019. Each product has revolutionary features our customers will love. Our website is loaded with recipes utilizing these new products, and the library is ever-growing.   Let's   take   a   look   at   this   year's   lineup:

Our new pressure cooker model has an auto steam release function which makes it seamless to release the pressure. Our blender is a two-in-one 1400 watt and it includes a glass pitcher plus a personal blender. Our air fryer has a see-through window that allows you to see the progress of your cooking and a larger food capacity than what is currently on the market. Our nonstick pan is PFOA-free and non-scratch. Our stainless steal pan is made of a five-ply stainless steel for even heat distribution.

Mealthy creates and offers products with the highest quality and best value; purchasing a Mealthy product is not only wise, **it just makes sense.** Your investment and support will be used for inventory for the new products so we can continue to grow and make Mealthy a part of our customers' daily lives.

Join us and be a part of taking Mealthy to the next level!